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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                      Name:

                    DUFF & PHELPS GLOBAL UTILITY INCOME FUND

                      Address of Principal Business Office:
                              55 East Monroe Street
                             Chicago, Illinois 60603

                                Telephone Number:
                                 (312) 368-5510

                Name and address of agent for service of process:
                                Nathan I. Partain
                    Duff & Phelps Global Utility Income Fund
                              55 East Monroe Street
                             Chicago, Illinois 60603

                                    Copy to:
                                  John R. Sagan
                                Philip J. Niehoff
                          Mayer, Brown, Rowe & Maw LLP
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 782-0600

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

      YES  [X]    NO  [_]

      A copy of the Certificate of Trust of the Duff & Phelps Global Utility Income Fund (the "Fund") is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Fund by a trustee of the Fund in his capacity as a trustee of the Fund and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers, or shareholders individually but are binding only upon the assets and property of the Fund.

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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be signed on its behalf in the city of Chicago and the state of Illinois, on the 25th day of March, 2004.

                                        DUFF & PHELPS GLOBAL UTILITY INCOME FUND



                                        By:       /s/ Nathan I. Partain
                                           -------------------------------------
                                            Name:  Nathan I. Partain
                                            Title: President



Attest:         /s/ Monica Platz
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                      (Name)


                   Notary Public
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                      (Title)